UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          OBAGI MEDICAL PRODUCTS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    67423R108
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------
 CUSIP No. 67423R108
----------------------------------------------

-------------------------------------------------------------------------------
     1  Names of Reporting Persons.

        STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.

-------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
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     3  SEC Use Only
       ------------------------------------------------------------------------
     4  Citizenship or Place of Organization  Delaware
-------------------------------------------------------------------------------
                           5  Sole Voting Power 4,722,285 (1)
                      ---------------------------------------------------------
                           6  Shared Voting Power 0
                      ---------------------------------------------------------
                           7  Sole Dispositive Power 4,722,285 (1)
                      ---------------------------------------------------------
                           8  Shared Dispositive Power 0
-------------------------------------------------------------------------------
     9  Aggregate Amount Beneficially Owned by Each Reporting Person
        4,722,285 (1)
-------------------------------------------------------------------------------
    10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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    11  Percent of Class Represented by Amount in Row (9)  21.8% (2)
-------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions)       PN
-------------------------------------------------------------------------------











(1) See item 4(a)

(2) Based on 21,627,336 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding as of November 7, 2007 according to the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 as filed with the SEC on November 14, 2007.

----------------------------------------------
 CUSIP No.  67423R108
----------------------------------------------

-------------------------------------------------------------------------------
     1  Names of Reporting Persons.

        STONINGTON PARTNERS, L.P.

-------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
-------------------------------------------------------------------------------
     3  SEC Use Only
       ------------------------------------------------------------------------
     4  Citizenship or Place of Organization  Delaware
-------------------------------------------------------------------------------
                           5  Sole Voting Power 0
                      ---------------------------------------------------------
                           6  Shared Voting Power  4,722,285 (1)
                      ---------------------------------------------------------
                           7  Sole Dispositive Power 0
                      ---------------------------------------------------------
                           8  Shared Dispositive Power 4,722,285 (1)
-------------------------------------------------------------------------------
     9  Aggregate Amount Beneficially Owned by Each Reporting Person
        4,722,285 (1)
-------------------------------------------------------------------------------
    10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
    11  Percent of Class Represented by Amount in Row (9) 21.8% (2)
-------------------------------------------------------------------------------
    12  Type of Reporting Person (See Instructions)  PN
-------------------------------------------------------------------------------











(1) See item 4(a)

(2) Based on 21,627,336 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding as of November 7, 2007 according to the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 as filed with the SEC on November 14, 2007.

----------------------------------------------
 CUSIP No.  67423R108
----------------------------------------------

-------------------------------------------------------------------------------
     1  Names of Reporting Persons.

        STONINGTON PARTNERS, INC. II

-------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
-------------------------------------------------------------------------------
     3  SEC Use Only
       ------------------------------------------------------------------------
     4  Citizenship or Place of Organization  Delaware
-------------------------------------------------------------------------------
                           5  Sole Voting Power 0
-------------------------------------------------------------------------------
                           6  Shared Voting Power 4,722,285 (1)
-------------------------------------------------------------------------------
                           7  Sole Dispositive Power 0
-------------------------------------------------------------------------------
                           8  Shared Dispositive Power 4,722,285 (1)
-------------------------------------------------------------------------------
     9  Aggregate Amount Beneficially Owned by Each Reporting Person
        4,722,285 (1)


-------------------------------------------------------------------------------
    10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
    11  Percent of Class Represented by Amount in Row (9) 21.8% (2)
-------------------------------------------------------------------------------
    12  Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------------------











(1) See item 4(a)

(2) Based on 21,627,336 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding as of November 7, 2007 according to the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 as filed with the SEC on November 14, 2007.

----------------------------------------------
 CUSIP No.  67423R108
----------------------------------------------

-------------------------------------------------------------------------------
     1  Names of Reporting Persons.

        STONINGTON PARTNERS, INC.

-------------------------------------------------------------------------------
     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
-------------------------------------------------------------------------------
     3  SEC Use Only
-------------------------------------------------------------------------------
     4  Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------
                           5  Sole Voting Power 4,722,285 (1)
                      ---------------------------------------------------------
                           6  Shared Voting Power 0
                      ---------------------------------------------------------
                           7  Sole Dispositive Power 4,722,285 (1)
                      ---------------------------------------------------------
                           8  Shared Dispositive Power 0
-------------------------------------------------------------------------------
     9  Aggregate Amount Beneficially Owned by Each Reporting Person
        4,722,285 (1)
-------------------------------------------------------------------------------
    10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
    11  Percent of Class Represented by Amount in Row (9) 21.8% (2)
-------------------------------------------------------------------------------
    12  Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------------------











(1) See item 4(a)

(2) Based on 21,627,336 shares of Common Stock, $0.001 par value per share, of the Issuer issued and outstanding as of November 7, 2007 according to the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 as filed with the SEC on November 14, 2007.

Item  1
      (a) Name of Issuer:

          OBAGI MEDICAL PRODUCTS, INC. (the "Issuer")

      (b) Address of Issuer's Principal Executive Offices:

          310 Golden Shore, Long Beach, California, 90802

Item  2
      (a) Name of Person Filing:

          This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The persons filing this Amendment No. 1 to the Schedule 13G (the "Schedule 13G") are as follows:


          i. Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund")

         ii. Stonington Partners, L.P. ("SP")

        iii. Stonington Partners, Inc. II ("SP II")

         iv. Stonington Partners, Inc. ("Stonington")


      (b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of all filing persons identified in this Schedule 13G is:
          c/o Stonington Partners, Inc., 540 Madison Avenue, 25th Floor,
          New York, New York, 10022

      (c) Citizenship:

          Delaware

      (d) Title of Class of Securities:

          Common stock, $0.001 par value per share (the "Common Stock")

      (e) CUSIP Number:

          67423R108


Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

   (a)   |_| Broker or dealer registered under Section 15 of the Exchange Act;

   (b)   |_| Bank as defined in section 3(a)(6) of the Exchange Act;

   (c)   |_| Insurance company as defined in section 3(a)(19) of the Exchange
             Act;

   (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940;

   (e)   |_| An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

   (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

   (h) |_| A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

   (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

   (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         (i) Stonington Fund is the record and beneficial owners of 4,722,285 shares of Common Stock of the Issuer (the "Shares")

        (ii) SP is the general partner of Stonington Fund with a 1% economic interest. Except for such economic interest, SP disclaims beneficial ownership of the Shares.

       (iii) SPII: SPII is the general partner of SP with a 1% economic interest. Except for such economic interest, SP disclaims beneficial ownership of the Shares.

        (iv)  Stonington: Pursuant to management agreement with Stonington
              Fund, Stonington has full discretionary authority with respect to Stonington Fund's investments, including the authority to make and dispose of such investments. Furthermore, Stonington has a 1% economic interest in SP. Except for such economic interest, Stonington disclaims beneficial ownership of the Shares.


     (b) Percent of class:

        (i)  See responses to Item 11 on the attached cover pages. See Item 4(a)



     (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.

       (ii) Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.

      (iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

       (iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008




                         Stonington Capital Appreciation 1994 Fund, L.P.

                         By: Stonington Partners, L.P., its general partner
                         By: Stonington Partners, Inc. II, its general partner

                         By:   /s/ John A. Bartholdson
                           ----------------------------------------------------

                         Name:     John A. Bartholdson
                             --------------------------------------------------

                         Title:    Partner
                              -------------------------------------------------


                         Stonington Partners, L.P.

                         By:  Stonington Partners, Inc. II, its general partner

                         By:   /s/ John A. Bartholdson
                           ----------------------------------------------------

                         Name:     John A. Bartholdson
                             --------------------------------------------------

                         Title:    Partner
                              -------------------------------------------------


                         Stonington Partners, Inc. II

                         By:   /s/ John A. Bartholdson
                           ----------------------------------------------------

                         Name:     John A. Bartholdson
                             --------------------------------------------------

                         Title:    Partner
                              -------------------------------------------------


                         Stonington Partners, Inc.

                         By:   /s/ John A. Bartholdson
                           ----------------------------------------------------

                         Name:     John A. Bartholdson
                             --------------------------------------------------

                         Title:    Partner
                              -------------------------------------------------